EXHIBIT 4.1

BROOKFIELD

August 23, 2005	– Via Hand-Delivery

Mr.  Lynn Peterson
Mr.  James Catlin
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 330
Denver, CO 80202

Re:	World Trade Center Expansion Lease Letter of Intent to Kodiak Oil & Gas Corp.

Dear Lynn and James:

On behalf of Brookfield Denver Inc. (“Landlord”) I am pleased to have the opportunity to present this Letter of Intent to Kodiak Oil & Gas Corp. (“Tenant”). Covered here are the business terms under which Kodiak Oil & Gas Corp. could lease expansion space for its offices in the World Trade Center, Denver.

» LETTER OF INTENT «

CURRENT PREMISES:	3,241 rentable square feet on the third (3rd) floor of 1625 Broadway.

EXPANSION PREMISES:	Approximately 690 rentable square feet located contiguous to the Current Premises.

EXPANSION TERM:	Fifty-eight (58) months.

COMMENCEMENT DATE:	The earlier of October 1, 2005, or substantial completion of tenant improvements.

NET RENTAL RATE:	The annual net rental rate for the Expansion Term of the lease per rentable square foot shall be as follows:

Months 1-10 11-22 23-46 47-58	Net Rental Rate $ 7.00/rsf $ 8.00/rsf $ 9.00/rsf $10.00/rsf

OPERATING COSTS:	In addition to net rent, Tenant shall pay its share of operating expenses and property taxes, estimated to be $10.19 per rentable square foot (2005 estimate).

TENANT IMPROVEMENT ALLOWANCE:	As-is.

FINANCIAL STATEMENTS:	Tenant shall provide Landlord with current audited or certified financial statements prior to entering into a letter of intent or lease agreement.

ADDITIONAL SECURITY FOR LEASE:	None.

BROKERAGE COMMISSION:	This letter of intent assumes no outside broker involvement.

Brookfield Properties Colorado LLC, A Brookfield Properties Company
370 Seventeenth Street, Suite 3800, Denver, CO 80202 Tel: (303) 595-7000 Fax: (303) 595-7003 or (303) 595-7086 brookfieldproperties.com

Mr. Lynn Peterson
Mr. James Catlin
August 23, 2005

DISCLOSURE:	Pursuant to Colorado Real Estate Commission Rule E-35, Brookfield Properties Colorado LLC advises that it is acting as agent for the Landlord of this property, with the duty of representing the Landlord’s interests only. Notwithstanding any assistance Brookfield Properties Colorado LLC may give or may have given to Tenant, it is not Tenant’s agent and owes a fiduciary duty to the Landlord.

We trust this Letter of Intent will receive Kodiak Oil & Gas Corp.‘s immediate and careful consideration; it is valid through August 30, 2005. We are very interested in providing expansion office space to Kodiak Oil & Gas Corp. and would like to discuss any remaining details at your earliest convenience.

This Letter of Intent is subject to prior rights, leasing and Landlord’s other interests, and shall not be binding upon Landlord or Tenant until the lease and related documents have received all customary approvals, including the lender of the building and the management committee of Landlord, and the Board of Directors or other proper authority of Tenant.

Nothing contained in this Letter of Intent shall constitute a binding agreement between Landlord and Tenant, nor shall anything contained herein constitute an offer capable of acceptance, which would then constitute a definitive lease agreement between Landlord and Tenant. Neither Landlord nor Tenant shall have any legal obligation to lease the Premises until such time, if any, as the definitive lease document is executed by both parties and has received the approval of the lender of the Building. Until such execution and delivery, either party may terminate all negotiations and discussions of this proposed transaction for any reason, without cause, and without liability. The mailing and delivery of this letter by Landlord shall impose no obligation upon Landlord to negotiate in good faith the terms and conditions contained herein or any other term and condition which may not be contained herein.

Sincerely,

BROOKFIELD PROPERTIES COLORADO
LLC as agent for BROOKFIELD DENVER
INC.

Andrew P. Willson
Leasing Associate

c:   Broker File

KODIAK OIL & GAS CORP.

Agreed and accepted this 29th day of August, 2005

By: Title:	Lynn A. Peterson President

SECOND AMENDMENT OF LEASE

BETWEEN:	BROOKFIELD DENVER INC. a Colorado corporation 1625 Broadway, Suite 1500 Denver, Colorado 80202	(“Landlord”)

AND:	KODIAK OIL & GAS (USA) INC. a Colorado corporation 1625 Broadway, Suite 330 Denver, Colorado 80202	(“Tenant”)

FOR PREMISES IN:	1625 BROADWAY Denver, Colorado 80202	(“Building”)

DATE:	May 27, 2005	(to be dated upon Landlord’s execution)

LANDLORD AND TENANT, in consideration of the covenants herein contained, hereby agree as follows:

1.	Definitions. In this Second Amendment of Lease (“Second Amendment”):

(a)	“Lease” means that lease dated May 27, 1997, between Landlord and CP Resources, Inc., a Colorado corporation, as Tenant, and the Letter Agreements dated June 26, 2002, July 31, 2002, August 20, 2002, September 18, 2002 and April 15, 2003, Assumption and First Amendment of Lease between Tenant and Landlord dated June 22, 2004 (“First Amendment”), Letter Agreement dated September 1, 2004, and this Second Amendment of Lease dated of even date hereof, including all Exhibits attached to the foregoing, covering the Premises.

(b)	“Initial Premises” means 1,079 rentable square feet on the third (3rd) floor (Suite 330) of the Building.

(c)	“Expansion Premises” means 2,162 rentable square feet of space on the third (3rd) floor of the Building, as shown on the attached Exhibit 1.

(i)	“Expansion Premises Commencement Date” shall mean the earlier of (i) substantial completion of the Expansion Premises Improvements (as described in Paragraph 7 below), or (ii) August 1, 2005; and

(ii)	“Expansion Premises Term” shall begin on the Expansion Premises Commencement Date and continue through June 30, 2010.

(d)	“Premises” for all purposes after the Expansion Premises Commencement Date the Premises shall collectively be deemed the Initial Premises and the Expansion Premises, consisting of 3,241 rentable square feet of space.

(e)	“Term” of the Lease shall be extended through June 30, 2010.

(f)	“Effective Date” shall mean the date first written above.

(g)	All other words and phrases, unless otherwise defined herein, have the meanings attributed to them in the Lease.

2.	Term. Notwithstanding anything contained in the Lease to the contrary, on the Effective Date, the Term of the Lease is hereby extended through June 30, 2010.

3.	Expansion Premises. Effective on the Expansion Premises Commencement Date, Tenant shall be deemed to have examined and accepted the Expansion Premises in its “as-is” condition, subject to completion of the Improvements pursuant to Paragraph 7 below. Tenant accepts the Expansion Premises to have and to hold during the Expansion Premises Term, on the same terms and conditions as are contained in the Lease except as otherwise provided herein.

4.	Temporary Space. Landlord acknowledges that Tenant has been occupying the Temporary Space in its “as is” condition since September 1, 2004 and shall continue until the Expansion Premises Commencement Date (the “Temporary Space Term”). Tenant paid Annual Rent and Occupancy Costs (at the times and manner provided in the First Amendment) through March 31, 2005. Commencing on April 1, 2005 and continuing until the Expansion Premises Commencement Date, Tenant shall only be obligated for the payment of Occupancy Costs (as further described in this Second Amendment) in accordance with Section 4.02 of the Lease. Tenant agrees that Annual Rent payments abated hereunder during the Temporary Space Term shall continue throughout the Expansion Premises Term, including any extensions of the Lease. If an Event of Default exists hereunder pursuant to Article 19.00, after any cure period and Landlord commences an action to recover Rent and/or possession of the Premises, then all abated Annual Rent and Occupancy Costs payments not collected by Landlord during the Temporary Space Term shall, as of the date of Tenant’s default, become immediately due and payable with interest on such sums at the lesser of one and one-half percent (1.5%) per month or the maximum rate permitted by law from the date each such installment was originally due to the date of payment. Annual Rent during the Temporary Space Term shall be calculated at $7.00 per rentable square foot. Said obligation of Tenant for payment of abated Annual Rent not collected during the Temporary Space Term shall be independent of and in addition to Landlord’s other damages pursuant to Article 19.00 of the Lease. In the event that Tenant occupies the Temporary Space beyond the Expansion Premises Commencement Date, Tenant shall be responsible for Annual Rent and Occupancy Costs in accordance with this Second Amendment until Tenant vacates the Temporary Space.

5.	Annual Rent. On the Effective Date, Section 4.01 and Article 22.00 (as described in Exhibit D) of the Lease, and Paragraph 4 of the First Amendment are hereby deleted and Section 4.01 is hereby restated as follows:

“4.01 Annual Rent. Tenant shall pay to Landlord as Annual Rent in the following amounts for the time periods respectively set forth below:

(a)	for the period commencing on the Expansion Premises Commencement Date and continuing through June 30, 2006, the sum of $22,686.96 per annum, based upon $7.00 per rentable square feet in the Premises, payable in advance and without notice in monthly installments of $1,890.58, payable on the first day of each calendar month during this period; and then

(b)	for the period commencing on July 1, 2006 and continuing through June 30, 2007, the sum of $25,928.04 per annum, based upon $8.00 per rentable square feet in the Premises, payable in advance and without notice in monthly installments of $2,160.67, payable on the first day of each calendar month during this period; and then

(c)	for the period commencing on July 1, 2007 and continuing through June 30, 2009, the sum of $29,169.00 per annum, based upon $9.00 per rentable square feet in the Premises, payable in advance and without notice in monthly installments of $2,430.75, payable on the first day of each calendar month during this period; and then

(d)	for the period commencing on July 1, 2009 and continuing through June 30, 2010, the sum of $32,409.96 per annum, based upon $10.00 per rentable square feet in the Premises, payable in advance and without notice in monthly installments of $2,700.83, payable on the first day of each calendar month during this period.”

6.	Occupancy Costs. During the Expansion Premises Term, Tenant shall continue to pay its share of Occupancy Costs at the times and in the manner as payments of Occupancy Costs are to be made pursuant to Section 4.02 of the Lease, which are estimated to be $10.19 per rentable square foot (2005 calendar year).

7.	Improvement Allowance. Landlord shall provide to Tenant an improvement allowance (the “Allowance”) in an amount not to exceed $42,210.00 for the contribution toward the cost of Tenant’s design, engineering, and construction of real property improvements within the Expansion Premises (“Improvements”) based on a mutually agreed upon space plan (“Space Plan”) and in accordance with Exhibit E attached to the Lease. Landlord shall coordinate and contract for the Improvements pursuant to the Space Plan; provided Tenant shall be responsible for any costs in excess of the Allowance. Prior to the commencement of any work, Tenant shall be required to sign a tenant authorization form (“TAF”) no later than five (5) business days after Tenant receives the TAF, acknowledging responsibility for such costs. Tenant shall be responsible for the payment of such costs within ten (10) days of invoice from Landlord. In the event that Tenant fails to make payment within such ten (10) day period, Landlord may elect to cease work on the Expansion Premises until such payment is made, provided such cessation of work shall not delay any of Tenant’s obligations under this Second Amendment.

8.	Existing Allowance. Landlord acknowledges that Landlord’s Work (as described in Paragraph 6 of the First Amendment) in an amount equal to $10,790.00 (the “Existing Allowance”) was not performed. Tenant shall have the right to use the Existing Allowance for purpose of contributing toward Tenant’s design, engineering and construction of real property improvements within the Expansion Premises and Premises and shall be disbursed in accordance with Paragraph 7 above.

9.	Letter of Credit. Within ten (10) days after execution of this Second Amendment by Landlord and Tenant, Tenant shall deliver a Letter of Credit naming Landlord as beneficiary and allowing Landlord to draw the Letter of Credit for any default as described in Section 19.02 of the Lease. The Letter of Credit shall be for an amount equal to $53,000.00. The Letter of Credit shall be in an “evergreen” form, automatically renewed on each anniversary date of the Expansion Premises Commencement Date. Provided no Event of Default has occurred during the prior twelve (12) months, the Letter of Credit shall be reduced by one-fifth (1/5th) on each anniversary date of the Expansion Premises Commencement Date; and after the end of the Term provided no Event of Default exists, and the remaining balance of the Letter of Credit shall be released in full. In the event that an Event of Default occurred during the prior twelve (12) months, the Letter of Credit shall remain in full force and effect and shall not decline on the subsequent anniversary date, and such one-fifth (1/5th) balance shall remain as security through the remainder of the Term. The Letter of Credit shall stand as security for all of Tenant’s obligations under the Lease. Upon a material default under the Lease by Tenant and the expiration of any applicable cure period, Landlord in addition to any other remedy it may have under the Lease, may draw upon the entire Letter of Credit; and in such case, shall apply the entire amount against Rent due or to become due and payable in the direct order of maturity, whether such obligations arise before or after the expiration of the Letter of Credit. A draw under the Letter of Credit of less than the full face amount thereof shall not preclude subsequent additional draws thereunder, nor shall one or more draws under the Letter of Credit preclude the exercise, either simultaneously or subsequently, of any rights or remedies of Landlord under the Lease. Upon expiration of the Term, the proceeds of the Letter of Credit, if any remaining after the fulfillment of all obligations of Tenant under the Lease, shall be promptly returned to Tenant without interest. The written Letter of Credit shall be first reviewed and approved by Landlord.

10.	Brokerage Commission. Landlord and Tenant each agree to indemnify and hold the other harmless from and against all broker’s or other real estate commissions or fees incurred by the indemnifying party or arising out of its activities with respect to this Second Amendment. Landlord and Tenant represent that they have not engaged any broker in this transaction in which a commission or fee would be due.

11.	Confirmation of Existing Terms. Except as specifically provided herein, the terms and conditions of the Lease are confirmed and continue in full force and effect.

12.	Binding Effect. This Second Amendment shall be binding on the heirs, administrators, successors and assigns (as the case may be) of the parties hereto.

13.	Conflicting Terms. In the event of any conflicts between the provisions of the Lease and the provisions of this Second Amendment, this Second Amendment shall control.

14.	Effective Date. This Second Amendment shall be effective only on such date as Landlord and Tenant both execute this Second Amendment.

15.	Approval. The execution of this Second Amendment shall be subject to the approval of Landlord’s Management Committee and, if required, Landlord’s lender for the Building.